Filed Pursuant to Rule 424(b)(3)

Registration No. 333-146867

Registration No. 333-113863

PALADIN REALTY INCOME PROPERTIES, INC.

SUPPLEMENT NO. 2 DATED SEPTEMBER 4, 2008

TO THE PROSPECTUS DATED JULY 28, 2008

This document supplements, and should be read in conjunction with, our prospectus dated July 28, 2008, as supplemented by Supplement No. 1, dated August 15, 2008. The purpose of this Supplement No. 2 is to disclose:

•	the status of our public offerings;

•	corrections to certain information regarding the performance of prior programs sponsored by our sponsor; and

•	the effectiveness of our amended share redemption program.

STATUS OF OUR PUBLIC OFFERINGS

We commenced our follow-on offering of $850,000,000 in shares of common stock on July 28, 2008. Of these shares, we are offering $750,000,000 in our primary offering and $100,000,000 pursuant to our distribution reinvestment plan. Concurrently with the commencement of our follow-on offering, we terminated our initial public offering. As of August 29, 2008, we had received and accepted subscriptions in our follow-on offering and initial public offering for an aggregate of 3,464,830 shares of our common stock, or $34,545,416, including shares issued under our distribution reinvestment plan. Our follow-on offering will terminate on July 28, 2010, unless extended.

CORRECTION TO PRIOR PERFORMANCE INFORMATION

We previously disclosed that as of December 31, 2007, our sponsor, Paladin Realty Partners, LLC, and its predecessors, which we refer to collectively as Paladin Realty, and their affiliates had sponsored or advised 26 privately-offered real estate programs that have raised an aggregate of approximately $570 million of equity from 60 investors. The correct amounts are as follows: Paladin Realty and their affiliates have sponsored or advised 27 privately-offered real estate programs that have raised an aggregate of approximately $758 million of equity from 67 investors.

We also previously disclosed that as of December 31, 2007, the funds raised in Paladin Realty’s prior programs were invested in or committed to invest in 189 properties with an aggregate purchase price, including debt and equity from joint venture partners, of approximately $1.5 billion. The correct amounts are as follows: As of December 31, 2007, the funds raised in Paladin Realty’s prior programs were invested in or committed to invest in 240 properties with an aggregate purchase price, including debt and equity from joint venture partners, of approximately $2.7 billion.

The table below gives corrected location information about the 240 properties acquired by the prior Paladin real estate programs as of December 31, 2007:

Location	Properties Purchased (as a percentage of aggregate purchase price)
United States
Pacific Coast	37%
West	13%
Plains States	1%
South Central	10%
Southeast	5%
Northeast	6%
Latin America
Costa Rica	6%
Mexico	6%
Brazil	7%
Chile	9%

The following table gives a corrected percentage breakdown of the aggregate amount of the acquisition and development costs of the properties purchased by the prior Paladin real estate programs, categorized by type of property, as of December 31, 2007, all of which were existing (used) or developed by the program (construction).

	New	Used	Construction
Commercial
Office Buildings	—	13%	—
Industrial Buildings	—	2%	—
Shopping Centers	—	—	—
Residential
Apartments	—	30%	—
Hotels	—	7%	—
Homebuilding	—	—	27%
Land Development	—	—	7%
Resort residential	—	—	10%
Other	—	2%	2%

Total	—	54%	46%

As of December 31, 2007, the prior Paladin real estate programs had sold 107 of the total of 240 properties, or 45% of such properties, to third parties.

AMENDED SHARE REDEMPTION PROGRAM

On May 13, 2008, our board of directors approved certain amendments to our share redemption program, all of which are described in the prospectus. Pursuant to the requirements of the share redemption program, on July 29, 2008, we sent our stockholders notification of our intention to amend the share redemption program 30 days following the date of the notification. Accordingly, as of August 28, 2008, the amended share redemption program, as described in the prospectus became effective.